Exhibit 99.2

Enzymotec Ltd. Files Registration Statement for Proposed Secondary Offering

MIGDAL HA'EMEQ, Israel, February 13, 2014 – Enzymotec Ltd. (Nasdaq: ENZY) (the “Company”) today announced that it has filed a registration statement on Form F-1 with the Securities and Exchange Commission for a proposed secondary public offering of 4,000,000 of its ordinary shares.  The underwriters will have a 30-day option from the date of the offering to purchase up to an additional 600,000 ordinary shares.  All of the shares will be offered by the Company’s shareholders.  The Company will not receive any proceeds from the sale of these shares.

BofA Merrill Lynch and Jefferies LLC will act as joint book-running managers for the proposed offering. Wells Fargo Securities, LLC will act as lead manager for the proposed offering. Canaccord Genuity Inc. and Wedbush Securities Inc. will act as co-managers for the proposed offering.

The offering will be made only by means of a prospectus. When available, a copy of the preliminary prospectus relating to the offering may be obtained from either:  BofA Merrill Lynch, 222 Broadway, New York, NY 10038, Attention: Prospectus Department or emailing dg.prospectus_requests@baml.com; or Jefferies LLC, 520 Madison Ave, 12th Floor, New York, NY 10022, 877-547-6340, email: Prospectus_Department@Jefferies.com.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy these securities be accepted prior to the time the registration statement becomes effective.

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Enzymotec Ltd.

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies.

Contact:

ICR
Katie Turner
646-277-1228
Katie.Turner@icrinc.com